October 10, 2006

VIA: EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0405

Attn: John Reynolds, Assistant Director

RE:	Dekania Corp.
Amendment No. 3 to Registration Statement on Form S-1
File No. 333-137794
Filed October 10, 2006

Dear Mr. Reynolds:

On behalf of Dekania Corp. (the “Company”), we wish to respond to your comment letter dated September 25, 2006 concerning the above-referenced filing. For your convenience, we first restate your comment in italics and then provide our response. Internal page references are to the EDGAR version of Amendment No. 3 to the registration statement.

We draw to your attention that the Company and the underwriters have determined to modify the terms of the letter of credit. The revised terms are discussed at pages 4, 51-52 and 80 of the prospectus. Changes reflecting the revised letter of credit terms have also been made at pages 9, 10, 44, 51, 52, 61, 80 and F-8 of the prospectus. The Company believes that the revisions make the operation of the letter of credit simpler and more beneficial to potential investors.

We are enclosing four courtesy copies, in both clean and blacklined form, of the amended registration statement.

Securities and Exchange Commission

October 10, 2006

General

1.	There is an inconsistency concerning the disposition of the interest earned on the deferred underwriting compensation in the trust account, in the event that a business combination is not consummated. The prospectus cover page states that interest earned on the funds in the trust account remaining after payment of certain expenses and reduction of the principal amount of the letter of credit will be allocated pro rata among the shares held by the public stockholders. See also page 10 (upon implementation of plan of dissolution and liquidation, deferred underwriting compensation and related accrued interest, net of taxes, will be released to public stockholders). In contrast, Note 1 to the Financial Statements states that: “If we do not consummate a business combination, interest earned on the funds in the trust account, including the Deferred Compensation, after payment of up to $2,500,000 to cover [certain expenses and reduction of the principal amount of the letter of credit] will be allocated pro rata among the public stockholders and the underwriters.” (emphasis added) Please address the inconsistency.

The Company has revised the prospectus in Note 1, at page F-7, by deleting the reference to an allocation of interest to the underwriters.

2.	The disclosure in the prospectus is also inconsistent with respect to the inclusion in the redemption amount of interest earned on the deferred underwriting compensation. On pages 10 and 28, for example, the prospectus states that such interest will be released to any stockholders that exercise their redemption rights. But on page 12, such interest is expressly excluded from the amount payable upon redemption. See also Note 1 to the Financial Statements on page F-8.

Each redeeming stockholder will receive its pro rata share of interest earned on the deferred underwriting compensation. The Company has revised the prospectus at pages 12, 16, 49, 61 and F-8 accordingly.

3.	When disclosing the purchase of the private placement warrants, and elsewhere as appropriate, include disclosure confirming that all of the funds utilized to acquire such warrants from the company are funds of the insiders and affiliates purchasing in such private placements and are not borrowed funds. We may have further comment.

The Company has revised the prospectus on the cover page and at pages 3 and 79 to clarify that the Sponsor will pay the purchase price of the private placement warrants out of its own funds and not from borrowed funds. Only the Sponsor will be purchasing the private placement warrants.

Securities and Exchange Commission

October 10, 2006

Prospectus Cover Page

4.	Please add reimbursement of letter of credit fees incurred by the Sponsor to the uses to which the company may put interest earned on the funds in the trust account. Also revise elsewhere, as appropriate.

The Company has revised the prospectus on the cover page and at page 25 in response to the staff’s comment.

Summary, page 1

5.	Please explain the reference to “the efficient regulatory structure” of Bermuda and the Cayman Islands.

The Company has modified the reference to “the established regulatory structure” at page 1 of the prospectus. A conforming change has been made at page 53 of the prospectus.

Sponsor Loan and Letter of Credit, page 3

6.	Clarify your disclosure concerning the amount of the letter of credit to indicate your belief that the amount of the letter of credit, together with the amount available from the trust account, will be adequate to enable investors in the offering to receive $10.00 per share in a liquidation.

The Company has revised the prospectus at page 4 to make clear that the amount of the letter of credit, together with the amount contributed to the Trust Account, will result in the Trust Account holding, and, to the extent required, American Stock Transfer and Trust Company, as trustee for the Trust Account, having available to it drawable amounts under the letter of credit in an aggregate amount of $10.00 per share at the completion of the offering. A conforming change has been made at page 51 of the prospectus.

The Offering, page 5

7.

In the discussion of the incentive warrants on page 7, you indicate that such warrants shall not be exercisable at any time that a registration statement with respect to the public warrants is not effective. Please clarify why this would be the

Securities and Exchange Commission

October 10, 2006

case in light of the fact that the incentive warrants, like the private placement warrants, would not appear to require an effective registration statement to be in place in order to sell such warrants. Additionally, disclosure of such feature with respect to the incentive warrants and the private placement warrants should be included wherever relevant (e.g., summary, risk factors, description of securities, etc.).

The Company has revised the prospectus at pages 6, 7, 38, 78, 79 and 84 to clarify that, under the terms of their grant, the incentive and private placement warrants will not be exercisable at any time that a registration statement with respect to the public warrants is not effective. The grant terms were negotiated between the underwriters and the Sponsor and were intended to benefit the public stockholders by limiting the Sponsor’s ability to profit from warrant exercise at a time when the public stockholders could not also realize a profit from the exercise of their warrants by selling the underlying common stock.

8.	We reissue comment twenty-six of our previous letter dated July 20, 2006. The prospectus states on page 11 that public stockholders that vote against a proposed business combination will be “entitled,” if the transaction is completed, to redeem their common stock for $10 per share, plus any interest earned on their portion of the Trust Account, net of taxes payable and excluding certain amounts. The word “entitled” seems misplaced, inasmuch as there can be no assurances that there will be enough funds in the trust account to make payments of the entire $10.00 per share to each shareholder and shareholders are only entitled to their pro rata portion of the amount in the trust account at the time of the distribution. For example, if third party claims against the company were successful before the approval of a business combination, they could lead to a lower per share conversion price. Please revise accordingly.

In responding to this comment, the Company considers it important to clarify the concept of the redemption right disclosed in the registration statement and provided for in the Company’s amended and restated certificate of incorporation.

Securities and Exchange Commission

October 10, 2006

The Company will only have an obligation to redeem the shares of a stockholder that votes against a business combination (a “redeeming stockholder”) if all the following conditions are met:

(a) The stockholder completes the procedure for exercising the redemption right. See page 11 of the prospectus where the Company states that “Voting against the business combination alone will not result in redemption of a stockholder’s shares. Such stockholder must also complete the procedure for exercising the redemption rights …” The procedure for exercising the redemption right involves making a request for redemption as described under “Proposed Business — Effecting a Business Combination – Redemption Rights” at page 61 of the prospectus.

(b) The business combination to which the redeeming stockholder’s dissenting vote relates must be approved and subsequently consummated. In this regard, it is important to note that, as disclosed in the prospectus, the Company will not complete any business combination if stockholders owning 30% or more of the total number of shares sold in the public offering and the private placement vote against the business combination. In essence, the Company can only proceed to consummate a business combination if dissenting votes are fewer than 30% of the total number of shares sold in the public offering and the private placement. See page 61 of the prospectus under “Proposed Business — Effecting a Business Combination – Redemption rights”. See also pages 47 and 48 under “Dilution”. Assuming that the underwriters do not exercise their overallotment option, there can be a maximum of only 2,984,999 dissenting shares in order for a business combination to proceed (i.e., 30% of 9,950,000 shares, less 1 share).

If this worst case scenario occurs and 2,984,999 shares are presented for redemption, the associated redemption cost would be $29,849,990 (i.e. $10 per share, excluding accrued interest thereon), while the initial amount that would have been deposited in the Trust Account upon completion of the public offering would be $94,000,000, including deferred underwriting compensation. It is in light of this analysis that the Company is assured that it would be in a position to meet its $10 per share, plus accrued interest, redemption obligation, since given the safeguards that are in place to protect the funds in the Trust Account and the fact that the Company will not be an operating company, the Company reasonably does not expect that third party claims will deplete the Trust Account to the extent of $62,807,010 ($92,060,000 plus $597,000 of allocated deferred underwriting compensation minus $29,849,990).

The Company, however, realizes that use of $29,849,990 to effect redemptions may require the Company to secure additional financing to fund the proposed

Securities and Exchange Commission

October 10, 2006

business combination. Accordingly, the Company has disclosed the possibility of the need for additional financing in the prospectus. See for example, the “Risk Factors – Risks Associated with This Offering – The redemption rights of our public stockholders may impair our ability to effectuate the most desirable business combination or optimize our capital structure” at page 40. In essence, payment of redemption amounts takes priority and any shortfall created in the amount available in the Trust Account for purposes of consummating a business combination will be addressed through additional financing. In addition, the Company recognizes that, if it does not complete a business combination, claims could reduce the amounts in the Trust Account available to public stockholders below $10.00 per share, and has provided extensive risk disclosure in “Risk Factors – Risks Associated with Our Business – If third parties bring claims against us, the proceeds held in trust could be reduced and the per-share liquidation price received by our public stockholders from the Trust Account as part of our plan of dissolution and liquidation may be less than $10.00 per share” at page 17.

The Company has based its disclosure with respect to providing public stockholders with a redemption right of $10 per share, plus accrued interest, on the above. The Company has revised the prospectus at page 12 to clarify that the public stockholders’ redemption rights are rights provided in the Company’s amended and restated certificate of incorporation, the Company has revised the description of its certificate of incorporation at page 86 to modify the disclosure of the redemption right to properly describe that it is a fixed $10.00 per share right, and has deleted the word “entitled.” Conforming changes have been made at pages 16, 28, 49, 61 and 71.

9.	Your letter dated August 14, 2006 provides that, because shareholders would exercise their right of redemption only upon completion of a business combination to which they had objected, “claims of creditors would become the responsibility of the combined company rather than the trust account.” Please provide a legal analysis to support this opinion. Discuss, among other things, whether this result would obtain by operation of law or, instead depend upon the negotiated agreement governing a business combination.

The reference to “rather than the Trust Account” in our letter of August 14, 2006, was in error, as the Trust Account is not a separate legal entity that can be responsible for any creditors’ claims. The Company believes that upon the completion of a business combination, the claims of creditors would become the responsibility of the combined company because once the Company consummates a business combination, the Company would no longer continue in its present form as a blank check company, the aggregate assets of both the Company and the target business will be combined and, therefore, will be subject to creditors’ claims.

Additionally, by its terms, the Trust Account will cease to exist upon completion of a business combination.

Securities and Exchange Commission

October 10, 2006

10.	As a related matter, we note that the letter of credit may not be used to fund redemptions, in contrast to liquidation distributions. If the redemption amount could be reduced below $10 per share by third party claims prior to the approval of a business combination, please explain why redemptions would be treated differently from liquidation distributions.

The Company advises the staff that it believes that it is not necessary to apply the letter of credit to redemptions since (i) the redemption amount is fixed by the Company’s amended and restated certificate of incorporation at the original purchase price of the shares ($10.00) plus interest, and is not subject to proportional reductions for creditor claims and (ii) funds in the Trust Account may be used for a business combination only after all redemption amounts are paid or provided for, as discussed in the Company’s response to comment 8. Consequently, if there are insufficient funds available for a redemption, there will be no funds available for a business combination, the business combination will not take place, the redemption right (and related payment obligation) would terminate and there would be no need for the letter of credit except upon the dissolution and liquidation of the Company. The Company notes that it has disclosed the risk that requested redemptions may require it to seek to finance the business combination through an equity issuance or the incurrence of debt. See “Risk Factors – Risks Associated with This Offering – The redemption rights of our public stockholders may impair our ability to effectuate the most desirable business combination or optimize our capital structure” at page 40.

Plan of dissolution and liquidation if no business combination, page 12

11.

The disclosure provided here and in various other places in the prospectus would appear to indicate that the company is able to make prompt distributions from the trust account in the event of a liquidation and dissolution without considering the obligations of not only the DGCL, but also applicable state and federal debtor/creditor and bankruptcy laws. This is not our understanding of the issues. Please revise your disclosure throughout the prospectus to address the company’s compliance with the terms and provisions of the DGCL, applicable state and

Securities and Exchange Commission

October 10, 2006

federal debtor/creditor laws, and federal bankruptcy laws in the event of a liquidation and dissolution of the company.

In the event that the Company is unable to consummate a business combination within the time-periods stated in the prospectus, the Company will dissolve and liquidate pursuant to a plan of dissolution and liquidation (the “Plan”) adopted in accordance with Section 281(b) of the Delaware General Corporation Law (the “DGCL”) as disclosed in the prospectus. The Company will not elect to comply with the alternative liquidation procedure under Sections 280 and 281(a) of the DGCL. Under the procedure in Section 281(b) of the DGCL, the Company expects that it will be in a position to promptly dissolve, liquidate and distribute all funds held in the Trust Account following the adoption of the Plan for the following reasons:

(a) The Company will avoid the notice requirements applicable in the context of a liquidation undertaken in compliance with Section 280 of the DGCL (as summarized in its disclosure at pages 63-64 of the prospectus), as well as court approvals and petitions such as those contemplated under Section 280(c) of the DGCL. Consequently, the Company will be able to avoid the delay inherent in the alternative liquidation procedure under Section 280; and

(b) Given that:

(i) the Company expects to have in place binding and enforceable waivers from its vendors and creditors, waiving their rights to assert any interest in or claim to the funds held in the Trust Account for the benefit of the Company’s public stockholders;

(ii) Cohen Bros. Acquisitions, LLC, as Sponsor, has agreed to indemnify the Company for claims of creditors that have not executed a valid and binding waiver of their right to seek payment of amounts due to them out of the Trust Account; and

(iii) the Company’s exposure, if any, to liability arising from tort-based claims is extremely limited due to the fact that the Company will not be an operating company prior to any such dissolution and liquidation;

Securities and Exchange Commission

October 10, 2006

the Company does not expect that it would have any creditor payments or provisions to make pursuant to the provisions of Section 281(b) and, in the event that it does, the Company does not expect such payments or provisions would be significant enough to result in any delay in making such payments and provisions and in making liquidating distributions to its public stockholders.

The Company has previously disclosed in the prospectus that a plan of dissolution and liquidation adopted under Section 281(b) would require the Company to make certain payments and/or provisions with respect to claims. See, for example, “Proposed Business – Effecting a Business Combination – Plan of dissolution and liquidation if no business combination” at page 62, particularly the seventh paragraph of that section. To supplement this previous disclosure, the Company has revised the prospectus at page 12 to clarify that, since the Company does not intend to comply with Section 280 of the DGCL, it must comply with Section 281(b). The Company has further revised the disclosure to clarify that the Plan will be submitted to the stockholders for approval and to cross-reference the discussion of the risks associated with not complying with Section 280. The Company has also made clarifying revisions at pages 19 and 62-63.

The Company believes that it has previously made the requested disclosure concerning debtor-creditor/bankruptcy laws in the last paragraph of “Risk Factors – Risks Associated with Our Business – If third parties bring claims against us, the proceeds held in trust could be reduced and the per-share liquidation price received by our public stockholders from the Trust Account as part of our plan of dissolution and liquidation will be less than $10.00 per share” at pages 17-18 of the prospectus. In addition, the prospectus also discloses, at pages 18-19, the risk that creditors could hold public stockholders liable for claims to the extent of distributions they receive in “Risk Factors – Risks Associated with Our Business – Our stockholders may be held liable for claims by third parties against us to the extent of distributions received by them.”

12.

We note your disclosure throughout the prospectus to the effect that you do not believe that the liabilities, expenses, costs and debts of the company in the event of a liquidation will exceed amounts available outside of the trust account; and further, that the company shall obtain waivers of fees and obtain the benefit of indemnification agreements by certain affiliates of the company to further ensure payment of such amounts However, it appears that the company cannot predict with certainty: (i) potential claims or lawsuits that may be brought against the company; (ii) what waiver agreements, if any, that the company would obtain

Securities and Exchange Commission

October 10, 2006

from vendors, service providers and prospective target businesses; (iii) the amount of additional expenses that the company may incur that exceeds the amount of funds held outside of the trust; and (iv) the ability of the company to ensure that the proceeds held in trust are not reduced by claims of target businesses or vendors. Therefore, please revise the disclosure throughout the prospectus, to disclose the requirements of the DGCL and reflect the risk to investors that the funds held in trust may be subject to claims or potential claims of creditors which would reduce the amount of funds held in trust to be distributed to public stockholders in the event of liquidation.

See the Company’s response to comment 11, above. In addition, the Company has revised the prospectus at pages 4, 12-13 and 51 to add cross references to the Company’s detailed discussion of the related risks in “Risk Factors—Risks Associated with Our Business—If third parties bring claims against us, the proceeds held in trust could be reduced and the per-share liquidation price received by our public stockholders from the Trust Account as part of our plan of distribution will be less than $10.00 per share” and “—Our stockholders may be held liable for claims of third parties to the extent of distributions received by them.” Conforming changes have been made at pages 62 and 63, with the risk factor cross references being added at the end of the separate paragraphs to which they relate at page 63.

Risk Factors, page 17

Risks Associated with Our Business

13.	Please delete risk factor four, which duplicates the information provided more appropriately in “Risks Associated with the Offering.” See risk factor eleven on page 41.

The Company has deleted the former fourth risk factor at page 17.

14.	The fifth risk factor on page 18 mentions the Sponsor’s letter of credit only in stating that, if bankruptcy claims deplete the trust account beyond the amount available under the letter of credit, the company may not be able to return the liquidation amount otherwise due to public stockholders. Please clarify by describing the function of the letter of credit.

The Company has revised the referenced risk factor by adding disclosure on page 18 clarifying the function of the letter of credit.

Securities and Exchange Commission

October 10, 2006

15.	The phrase “when applicable” in the first sentence of the second paragraph of the sixth risk factor on page 19 is vague and somewhat confusing. Please either explain or delete the phrase as unnecessary, in view of the seventh risk factor. State also that any liability of stockholders “will”—rather than “will likely”—extend beyond the third anniversary of dissolution. See also page 62 (same).

See the Company’s response to comment 11, above. As part of that revision, the phrase “when applicable” has been deleted in the referenced risk factor. Conforming changes have been made at page 63. With respect to the third sentence of the comment, the Company believes that “will likely” is the more accurate disclosure since, pursuant to DGCL Section 278, only claims brought against a corporation within three years of dissolution but not resolved within that period, may continue beyond the three years. The Company cannot predict whether there will, in fact, be any such claims.

16.	In risk factor seven on page 19, please clarify whether the interest income otherwise receivable by public stockholders in the event of dissolution and liquidation could be affected if interest earned on the deferred underwriting compensation is credited in the trust account on a dollar-for-dollar basis to offset the principal amount of the letter of credit.

As referred to in the second paragraph of this letter, the Company has changed the terms of the letter of credit. Under the revised terms, the dollar-for-dollar reduction in the principal amount no longer applies. The letter of credit will expire when interest of $5,600,000 (net of taxes) has accrued on the funds in the Trust Account. No interest is required to be paid out of the Trust Account to terminate the letter of credit. Given this new structure, the Company respectfully submits that the issue raised in the Staff’s comment no longer applies.

17.	Please revise the subheading of risk factor twenty-one on page 21 to clarify that the warrants may expire worthless.

The Company has revised the subheading of the risk factor on page 20 as well as the text of the risk factor in response to the staff’s comment.

Securities and Exchange Commission

October 10, 2006

18.	Please update to the extent practicable the information in risk factor eleven on page 21 concerning companies with similar business plans.

The Company has updated the risk factor on page 21 in response to the staff’s comment.

19.	In risk factor seventeen on page 24, please clearly name, if known, the individuals who may, or are more likely to, remain with the combined company. Also clarify whether unfamiliarity with the requirements of operating a public company, referenced in the caption, concerns the company’s key personnel, additional managers that may be recruited for the combined company, or both.

The Company has revised the referenced risk factor at page 24 to state that the Company expects that its current management will remain associated with the Company following a business combination, but that whether they remains and the positions they may assume in a combined company, will depend upon the Company’s evaluation of the target company’s management and the terms of the business combination. A conforming change has been made to the preceding risk factor and to the discussion in “Proposed Business–Effecting a Business Combination–Management following a business combination” at page 60. The Company has also revised the heading of the referenced risk factor to provide the clarification requested by the second sentence of the comment. Clarifying language has also been added to the end of the second paragraph of the risk factor and a conforming change has been made in “Proposed Business–Effecting a Business Combination–Management following a business combination” at page 61.

Use of Proceeds, page 41

20.	We reviewed your response to our prior comment 41; however, we do not see how you have presented an acceptable basis for inclusion in the use of proceeds table. Considering that Cohen Brothers Acquisitions, LLC has the option to reduce the letter of credit, on a dollar for dollar basis and there is no evidence that any proceeds will be received from the letter of credit, remove this amount (i.e., $3 million) from your use of proceeds table. We would not object to disclosure in a footnote to the table.

As referred to in the second paragraph of this letter, the Company has extensively revised the terms of the proposed letter of credit. Under the revised terms, the dollar-for-dollar reduction provision with respect to the letter of credit will no longer apply. The letter of credit may now be terminated only when the Trust Account has accrued $5,600,000 of interest on an after–tax basis, an amount sufficient to cover the $2,500,000 of working capital the Company may draw (whether or not drawn), $100,000 of expenses that may be incurred in the event of the dissolution of the Company and the liquidation of the Trust Account and the full $3,000,000 principal amount of the letter of credit. In addition, at the time of dissolution if the letter of credit has not theretofore terminated, it will terminate only if the amount available for distribution in the Trust Account is not less than $10.00 per public share. Accordingly, and particularly in light of the matters raised in the staff’s comment 12, the Company’s response to the comment and the referenced risk factors, the Company believes that there is a risk that the letter of credit may be drawn upon, particularly if no business combination is completed or proposed in the 18 month period following completion of the offering, and, accordingly, that including the $3,000,000 adjustment in the use of proceeds table is appropriate. The Company has, however, modified the Adjustments heading of the table to more fully disclose that such funds will only be an additional source of liquidity for the Trust Account.

Securities and Exchange Commission

October 10, 2006

Capitalization, page 49

21.	Please revise the per share redemption amount presented in your table (i.e., $10.00) to be consistent with your presentation in the Summary Financial Data table (i.e., $9.80).

The Company has revised the table on page 49 in response to the staff’s comment.

22.	We reviewed your response to our prior comment 42, but your revised disclosure did not comply with our comment. Please revise note (3) to clarify that the amount in excess of $10.00 for which public stockholders will be entitled to redeem their stock will also be reduced by the “amounts used to reduce the letter of credit,” as disclosed in Note (4) to your Summary Financial Data table.

The Company advises the staff that, as discussed in response to comment 16, the interest amount will not be so reduced. Note (4) to the Summary Financial Data Table has been revised to delete the referenced phrase.

Management, page 72

Conflicts of Interest, page 75

23.

On page 76, we note that the company has agreed not to consummate a business combination with an entity that is affiliated with an existing stockholder, unless the company has obtained a fairness opinion from an independent investment banking firm. This statement appears to reflect Section 5 of the various letter agreements between the representatives of the underwriters, the company and its individual officers and/or directors. There does not appear to be a discussion of a possible affiliate transaction elsewhere in the prospectus. Please add such disclosure. Include a risk factor concerning the conflict of interest. Also identify

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October 10, 2006

any affiliated companies that may be considered as a target company, explain why they could be considered, and state whether any of the officers, directors, existing shareholders or any of their affiliates is aware of a potential business opportunity with an affiliated company.

The Company has determined that it will not acquire an entity that is affiliated with any of its existing stockholders and has revised the referenced discussion on page 77 accordingly.

Description of Securities, page 81

Our Certificate of Incorporation, page 85

24.	The last phrase in the fifth bullet point appears to misstate the requirement concerning the requisite time period to consummate a business combination after the execution of a letter of intent or similar agreement. Please clarify.

The Company has revised the fifth bullet point on page 86 in response to the staff’s comment.

Financial Statements General

General

25.	We reviewed your response to our prior comment 51, but note you did not file your warrant agreement to support your revised disclosures. Please revise to file your warrant agreement (Exhibit 4.4) with your next amendment. We may have further comments.

The Company filed the warrant agreement as Exhibit 4.4 to Amendment No. 2 to the registration statement, filed on September 15, 2006.

Notes to Financial Statements

Note 1 - Organization, F-7

26.

We reviewed your response and revised disclosure in response to our prior comment 52. Your response did not completely address our comment, thus the comment will be partially reissued. You disclose that your ability to commence

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October 10, 2006

operations is based on the private placement and public offering and you have a working capital deficiency. Please instruct your auditor to tell us how this disclosure is consistent with their opinion that does not have a modification for a going concern uncertainty.

Based upon the Company’s financial statements at August 31, 2006, the report of the Company’s Independent Registered Public Accounting Firm contains a going concern uncertainty and footnote 1 to the financial statements has been modified to include the appropriate disclosures.

Note 2 - Proposed Offerings, F-9

27.	Considering that your warrants may become worthless if an effective registration statement is not maintained, please revise your disclosure here and throughout your filing (e.g., description of securities, and risk factors) to explicitly state that a purchaser of a unit may pay the full unit purchase price solely for the shares of the unit (since the warrants may expire worthless).

The Company has revised its disclosure on pages 21, 84 and F-9 of the prospectus to state that if the warrants become worthless, the price paid by the holders for their units will thereafter relate solely to the common stock underlying their units.

Note 5 - Commitments and Contingencies, F-10

28.

We reviewed your revised disclosure of the Incentive Warrants. Considering the shares underlying these warrants are not registered at inception and the warrants must be settled in registered shares, it appears they should be classified as liabilities. Please provide us with a thorough analysis supporting your proposed equity treatment of these warrants. Refer to paragraphs 28 through 35 of SFAS

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October 10, 2006

123(R). Also, file Exhibit 4.5, Form of Incentive Warrant with your next amendment. We may have further comments.

The incentive warrant provides that the Company shall use its best efforts to cause a registration statement to become effective and remain effective after it has received a registration request by the holder of the warrant. The warrant does not contain any penalty provisions in the event that a registration statement is not filed after a request by the holder to do so. Furthermore, the warrant contains a waiver of net cash settlement, stock or other consideration in lieu of the shares of the Company. The prospectus contains disclosures indicating that the incentive warrants may expire worthless in the event that the Company is unable to deliver registered shares. Based on the forgoing, the Company concluded that the incentive warrant does not have any of the indicated criteria in SFAS 123(R) for classification as a liability.

The Company filed the form of incentive warrant as Exhibit 4.5 to Amendment No. 2 to the registration statement filed on September 15, 2006.

Other Regulatory

29.	Please update your financial statements in accordance with Rule 3-12 of Regulation S-X and provide a current consent of the independent accountants in any amendment.

The Company has updated its financial statements through August 31, 2006. A current consent of Goldstein Golub Kessler LLP has been provided as Exhibit 23.1 to Amendment No. 3 to the registration statement.

Exhibits

30.	Please revise the unit and warrant certificates to disclose clearly the fact that an effective registration statement is required to exercise the units and warrants; that the company is required only to use its best efforts to maintain an effective registration; and that the company is not obligated to settle the units or the warrants for cash.

The Company has modified the unit and warrant certificates to add the requested disclosure. The modified certificates have been provided as Exhibits 4.1 and 4.3 to Amendment No. 3 to the registration statement.

Sincerely yours,

/s/ J. Baur Whittlesey
J. Baur Whittlesey